FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/20/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2012 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: February 20, 2013

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2012 Results

Luxembourg, February 20, 2013 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and twelve-month period ended December 31, 2012.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Fourth Quarter 2012 Results

	4Q 2012[1]	3Q 2012[1]		4Q 2011[2]

Steel Shipments (tons)	2,168,000	2,265,000	-4%	2,154,000	1%
Iron Ore Shipments (tons)	497,000	451,000	10%	466,000	7%
Net Sales (USD million)	2,071.0	2,198.0	-6%	2,200.6	-6%
Operating Income (USD million)	122.7	252.5	-51%	271.5	-55%
EBITDA (USD million)	226.8	339.9	-33%	365.2	-38%
EBITDA Margin (% of net sales)	11%	15%		17%
Net Foreign Exchange Result (USD million)	3.6	0.7		(72.0)
Equity in Results of non-consolidated Companies	(337.5)	(6.3)		2.6
Net (Loss) Income (USD million)	(275.0)	146.6		136.4
Equity Holders' Net (Loss) Income (USD million)	(253.8)	122.6		104.7
(Losses) Earnings per ADS (USD)	(1.29)	0.62		0.53

•         EBITDA3 of USD226.8 million in the fourth quarter 2012, USD113.1 million lower than EBITDA in the third quarter 2012 mainly as a result of 6% lower net sales and 3% higher steel operating cost per ton4.

1 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the US dollar, effective as of January 1, 2012.  For all periods prior to January 1, 2012, the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

2 In accordance with changes introduced by applicable IFRS, certain comparative amounts have been reclassified to conform to the deconsolidation of Peña Colorada, effective as of January 1, 2012.  Peña Colorada was proportionally consolidated until December 31, 2011.

3 EBITDA in the fourth quarter 2012 equals operating income of USD122.7 million adjusted to exclude depreciation and amortization of USD104.2 million.

4 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

•         EBITDA in the fourth quarter 2012 included non-recurring charges of USD19.9 million related to write-downs of PP&E.

•         USD345.1 million loss in the fourth quarter 2012 related to the investment in Usiminas, including a USD275.3 million impairment of goodwill.

  Loss per American Depositary Share (ADS)5 of USD1.29 in the fourth quarter 2012, a USD1.92 lower result than in the third quarter 2012 mainly due to a USD1.52 per ADS loss related to the investment in Usiminas and lower operating income.
  Capital expenditures of USD312.4 million in the fourth quarter 2012.
  Net debt position of USD1.7 billion at the end of December 2012, down from USD1.8 billion at the end of September 2012.

Ternium’s net sales were 6% down in the fourth quarter 2012 compared to the third quarter 2012, mainly as a result of seasonally lower steel shipments in Mexico and lower steel revenue per ton.  Operating income was USD122.7 million, a sequential decrease of USD129.8 million mainly related to a lower operating income in the steel segment due to a USD19 decrease in revenue per ton, a USD28 increase in operating cost per ton and a 96,000 ton decrease in shipments. The steel segment’s operating cost per ton increased mainly due to higher costs of third party slabs in Mexico and efficiency losses resulting from a stoppage in a blast furnace in Argentina.  In addition, other income and expenses included in the quarter non-recurring charges of USD19.9 million related to write-downs of PP&E.  Ternium’s net loss in the fourth quarter 2012 was USD275.0 million, a USD421.6 million lower result compared to net income in the third quarter 2012, mainly due to a USD336.9 million higher loss related to the investment in Usiminas and a lower operating income, partially offset by a consequently lower income tax expense.

Operating income in the fourth quarter 2012 was USD148.8 million lower than in the fourth quarter 2011 mainly due to a USD57 decrease in steel revenue per ton and the above mentioned write-downs of PP&E.  Net result in the fourth quarter 2012 was USD411.4 million lower year-over-year mainly as a result of the above mentioned losses related to the investment in Usiminas and lower operating income, partially offset by lower net financial expenses and a consequently lower income tax expense.

5 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Summary of Full Year 2012 Results

	FY 2012[1]	FY 2011[1]

Steel Shipments (tons)	8,768,000	8,824,000	-1%
Iron Ore Shipments (tons)	1,863,000	2,050,000	-9%
Net Sales (USD million)	8,608.1	9,122.8	-6%
Operating Income (USD million)	915.9	1,251.8	-27%
EBITDA (USD million)	1,286.8	1,647.8	-22%
EBITDA Margin (% of net sales)	15%	18%
Net Foreign Exchange Result (USD million)	11.4	(236.1)
Equity in Results of non-consolidated Companies	(346.8)	10.1
Net Income (USD million)	187.2	649.9
Equity Holders' Net Income (USD million)	139.2	513.5
Earnings per ADS (USD)	0.71	2.61

  EBITDA6 of USD1.3 billion in 2012, down 22% compared to EBITDA in the previous year, mainly as a result of lower net sales partially offset by slightly lower steel operating cost per ton.
  Earnings per ADS7 of USD0.71 during the year, USD1.90 lower than in 2011 mainly due to losses related to the investment in Usiminas and lower operating income, partially offset by lower net financial expenses.
  Net cash provided by operating activities of USD1.1 billion in 2012 and capital expenditures of USD1.0 billion.

Ternium’s operating income in 2012 was USD915.9 million, USD335.9 million lower than its operating income in the previous year mainly as a result of a USD43 lower steel revenue per ton, partially offset by a slight decrease in steel operating cost per ton.

Ternium’s net income in 2012 was USD187.2 million, a decrease of USD462.8 million year-over-year, mainly due to a USD363.9 million loss related to the investment in Usiminas and the above mentioned USD335.9 million lower operating income, partially offset by a USD183.1 million lower net financial expense and a consequently lower income tax expense.  This change in net financial results was principally related to lower net foreign exchange non-cash losses due to the change in the functional currency of Ternium’s Mexican subsidiaries, effective as of January 1, 2012, as there was no impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiary’s US dollar denominated debt in 2012, partially offset by higher net interest expenses due to a higher net indebtedness.

6 EBITDA in 2012 equals operating income of USD915.9 million adjusted to exclude depreciation and amortization of USD370.9 million.

7 Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in 2012 and 1,968,327,917 in 2011.

Usiminas

In accordance with IFRS guidance, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD275.3 million. This charge was recorded in the fourth quarter 2012.  The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

In the fourth quarter 2012, Ternium’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD345.1 million mainly as a result of the above mentioned impairment, a USD51.5 million depreciation related to the difference between the fair value and book value of fixed assets and an USD18.3 million loss from net losses in the quarter.  Consequently, the book value of Usiminas, as reflected in Ternium’s financial statements, decreased from USD1.9 billion as of September 30, 2012, to USD1.6 billion as of December 31, 2012.

Changes in Segment Reporting

Following a new internal organization and reporting in Ternium, the company has changed its operating segments as from the financial statements ended on December 31, 2012.  The new reporting segments are Steel and Mining.  In addition, Ternium changed its reporting of geographical information as follows: Mexico, Southern Region (includes Argentina, Bolivia, Chile, Paraguay and Uruguay) and Other Markets (mainly includes Colombia, United States and Central America).

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.065 per share (USD0.65 per ADS), or approximately USD130.3 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2013. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2013.

Outlook

Ternium expects apparent steel use in Latin America to increase its growth pace during 2013, with higher construction and industrial activity driving the increased demand for steel products.

In Mexico the company will initiate the ramp-up phase of its new facilities in Pesquería during the third quarter of the year, with the goal of providing the Mexican automotive sector, which is expected to continue growing strongly, with high specification galvanized products.

Ternium expects a higher operating income in the first quarter 2013 compared to the fourth quarter 2012, mainly as a result of higher sales, driven by an increase in steel shipments, and a reduction in steel cost per ton due to lower raw material and purchased slab costs and the restart of Blast Furnace #2 in Argentina.

Analysis of Fourth Quarter 2012 Results

Net loss attributable to Ternium’s equity holders in the fourth quarter 2012 was USD253.8 million, compared to a net income of USD104.7 million in the fourth quarter 2011.  Including non-controlling interest, net loss for the fourth quarter 2012 was USD275.0 million, compared to a net income of USD136.4 million in the fourth quarter 2011.  Loss per ADS in the fourth quarter 2012 was USD1.29, compared to an earning of USD0.53 in the fourth quarter 2011.

Net sales in the fourth quarter 2012 were USD2.1 billion, 6% lower than net sales in the fourth quarter 2011, mainly as a result of lower net sales in the Southern Region and Mexico.  The following table shows Ternium’s total consolidated net sales for the fourth quarter 2012 and the fourth quarter 2011:

	Net Sales (million USD)

	4Q 2012	4Q 2011	Dif.

Mexico	1,047.2	1,099.2	-5%
Southern Region	692.3	766.7	-10%
Other Markets	331.4	334.6	-1%

Total steel and mining segments	2,071.0	2,200.6	-6%

Cost of sales was USD1.7 billion in the fourth quarter 2012, a decrease of USD0.8 million compared to the fourth quarter 2011.  This was due to a USD22.6 million, or 2%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material costs, offset by a USD21.8 million increase in other costs, including a USD17.7 million increase in maintenance expenses, a USD10.5 million increase in depreciation of property, plant and equipment and amortization of intangible assets, and a USD4.7 million decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2012 were USD197.0 million, or 9.5% of net sales, an increase of USD0.9 million compared to the fourth quarter 2011, mainly including a USD3.7 million increase in labor expenses and a USD2.5 million increase in freight and transportation expenses, partially offset by a USD2.9 million decrease in maintenance expenses and a USD1.1 million decrease in services and fees expenses.

Other net operating expenses in the fourth quarter 2012 was USD19.7 million, USD19.1 million higher than in the fourth quarter 2011 mainly as a result of write-downs of PP&E.

Operating income in the fourth quarter 2012 was USD122.7 million, or 5.9% of net sales, compared to operating income of USD271.5 million, or 12.3% of net sales, in the fourth quarter 2011.  The following table shows Ternium’s operating income by segment for the fourth quarter 2012 and the fourth quarter 2011.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2012	4Q 2011	4Q 2012	4Q 2011	4Q 2012	4Q 2011	4Q 2012	4Q 2011

Net Sales	2,064.3	2,171.4	47.1	49.9	(40.4)	(20.7)	2,071.0	2,200.6
Cost of sales	(1,746.9)	(1,719.7)	(24.7)	(38.9)	40.0	26.2	(1,731.6)	(1,732.5)
SG&A expenses	(196.2)	(194.9)	(0.8)	(1.1)	-	-	(197.0)	(196.0)
Other operating(expenses) income, net	(19.7)	(0.5)	0.0	0.0	-	-	(19.7)	(0.5)

Operating income	101.5	256.2	21.6	9.9	(0.4)	5.4	122.7	271.5

EBITDA	201.4	345.6	25.9	14.1	(0.4)	5.4	226.8	365.2

EBITDA per ton	93	160	52	30

Steel reporting segment

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	4Q2012	4Q2011	Dif.	4Q2012	4Q2011	Dif.	4Q2012	4Q2011	Dif.

Mexico	1,041.1	1,079.3	-4%	1,219.7	1,182.2	3%	854	913	-7%
SouthernRegion	691.5	765.2	-10%	597.7	676.3	-12%	1,157	1,131	2%
OtherMarkets	323.8	319.1	1%	350.8	295.4	19%	923	1,080	-15%

Total Steel products	2,056.4	2,163.6	-5%	2,168.2	2,153.9	1%	948	1,005	-6%
Other products (1)	7.9	7.7	2%

Total Steel segment	2,064.3	2,171.4	-5%
(1)Primarily includes pig iron and pre-engineered metal buildings.

Net sales of steel products in the fourth quarter 2012 decreased 5% compared to the fourth quarter 2011, reflecting a USD57 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 14,000 tons, or 1%, compared to the fourth quarter 2011, mainly due to higher sales volume in Mexico and Other Markets, partially offset by lower shipments in the Southern Region.

Operating income for the steel segment was USD101.5 million in the fourth quarter 2012, a decrease of USD154.7 million compared to the fourth quarter 2011, reflecting higher shipments, lower revenue per ton and a slightly higher operating cost per ton.  In addition, other income and expenses included in the quarter non-recurring charges of USD19.9 million related to write-downs of PP&E.

Mining reporting segment

Sales of mining products in the fourth quarter 2012 were 6% lower than in the fourth quarter 2011 mainly due to higher shipments and lower revenue per ton.  Shipments were 497,000 tons, 7% higher than in the fourth quarter 2011.

Operating income for the mining segment was USD21.6 million in the fourth quarter 2012, an increase of USD11.7 million compared to the fourth quarter 2011, reflecting higher shipments and lower operating cost per ton, partially offset by lower revenue per ton.

EBITDA in the fourth quarter 2012 was USD226.8 million, or 11.0% of net sales, compared with USD365.2 million, or 16.6% of net sales, in the fourth quarter 2011.

Net financial results were a USD28.7 million loss in the fourth quarter 2012, compared with a USD68.3 million loss in the fourth quarter 2011.

During the fourth quarter 2012, Ternium’s net interest results totaled a loss of USD27.6 million, higher than a loss of USD25.9 million in the fourth quarter 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD3.6 million in the fourth quarter 2012 compared to a loss of USD72.0 million in the fourth quarter 2011.  The fourth quarter 2011 loss was primarily due to the impact of the Mexican Peso’s 4.2% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in the fourth quarter 2012 was a USD0.7 million loss, compared with a USD32.2 million gain in the fourth quarter 2011.  These results were mainly related to certain derivative instruments entered into by Ternium to cover currency and interest rate exposure in its subsidiaries and to results from the fair value of financial investments.

Equity in results of non-consolidated companies was a loss of USD337.5 million in the fourth quarter 2012, compared to a gain of USD2.6 million in the fourth quarter 2011.  Equity in results of non-consolidated companies in the fourth quarter 2012 included a USD345.1 million loss related to Ternium’s acquisition during the first quarter 2012 of an equity stake in Usiminas, which is accounted for under the equity method, and a USD 4.8 million gain related to the company’s participation in Peña Colorada.

Income tax expense in the fourth quarter 2012 was USD31.4 million, compared with an income tax expense of USD69.4 million in the same period in 2011.

Net loss attributable to non-controlling interest in the fourth quarter 2012 was USD21.2 million, compared to a net gain of USD31.7 million in the same period in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar.

Analysis of Full Year 2012 Results

Net income attributable to the Company’s equity holders in 2012 was USD139.2 million, compared to USD513.5 million in 2011.  Including non-controlling interest, net income in 2012 was USD187.2 million, compared to USD649.9 million in 2011.  Earnings per ADS were USD0.71 in 2012, compared to USD2.61 in 2011.

Net sales were USD8.6 billion in 2012, 6% lower than net sales in 2011, reflecting a decrease in net sales in all regions.  The following table shows Ternium’s total consolidated net sales for 2012 and 2011:

	Net Sales (million USD)

	2012	2011	Dif.

Mexico	4,475.1	4,544.8	-2%
Southern Region	2,746.6	2,980.3	-8%
Other Markets	1,386.3	1,597.8	-13%

Total steel and mining segments	8,608.1	9,122.8	-6%

Cost of sales was USD6.9 billion in 2012, a decrease of USD149.0 million, or 2%, compared to 2011.  This was due to a USD195.7 million, or 3%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material costs and lower sales volumes, partially offset by a USD46.6 million increase in other costs, including a USD55.3 million increase in maintenance expenses, a USD21.2 million increase in labor costs, a USD13.0 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD9.6 million decrease in services and fees expenses.

Selling, General & Administrative (SG&A) expenses in 2012 were USD809.2 million, or 9.4% of net sales, a decrease of USD30.2 million compared to 2011, mainly including a USD12.1 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD10.7 million decrease in maintenance expenses, a USD6.5 million decrease in freight and transportation expenses and a USD6.1 million decrease in fiscal expenses, partially offset by a USD6.9 million increase in labor expenses.

Operating income in 2012 was USD915.9 million, or 11% of net sales, compared to operating income of USD1,251.8 million, or 14% of net sales, in 2011. The following table shows Ternium’s operating income by segment for 2012 and 2011.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2012	2011	2012	2011	2012	2011	2012	2011

Net Sales	8,601.1	9,058.9	190.7	213.2	(183.8)	(149.3)	8,608.1	9,122.8
Cost of sales	(6,914.7)	(7,000.7)	(132.4)	(164.3)	175.9	144.9	(6,871.1)	(7,020.1)
SG&A expenses	(804.7)	(833.4)	(4.5)	(5.9)	-	-	(809.2)	(839.4)
Other operating (expenses) income, net	(12.3)	(10.8)	0.4	(0.7)	-	-	(11.9)	(11.5)

Operating income	869.5	1,214.1	54.2	42.3	(7.9)	(4.5)	915.9	1,251.8

EBITDA	1,224.8	1,593.4	69.8	58.9	(7.9)	(4.5)	1,286.8	1,647.8

EBITDA per ton	140	181	37	29

Steel reporting segment

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	2012	2011	Dif.	2012	2011	Dif.	2012	2011	Dif.

Mexico	4,457.3	4,501.8	-1%	4,952.4	4,683.2	6%	900	961	-6%
Southern Region	2,737.4	2,962.3	-8%	2,444.5	2,635.3	-7%	1,120	1,124	0%
Other Markets	1,377.2	1,545.8	-11%	1,371.2	1,505.0	-9%	1,004	1,027	-2%

Total Steel products	8,572.0	9,009.9	-5%	8,768.2	8,823.6	-1%	978	1,021	-4%
Other products (1)	29.1	49.0	-41%

Total Steel segment	8,601.1	9,058.9	-5%
(1)Primarily includes pig iron and pre-engineered metal buildings.

Net sales of steel products in 2012 decreased 5% compared to 2011, reflecting a USD43 decrease in revenue per ton, mainly due to lower steel prices in Mexico and a 55,000 tons decrease in shipments mainly as a result of lower sales volume in the Southern Region and Other Markets, partially offset by higher shipments in Mexico.

Operating income was USD869.5 million in 2012, a decrease of USD344.6 million compared to 2011, mainly reflecting lower shipments and revenue per ton, partially offset by a slightly lower operating cost per ton.

Mining reporting segment

Sales of mining products in 2012 were 11% lower than in 2011 mainly due to lower shipments, as revenue per ton was relatively stable.  Shipments were 1,863,000 tons, 9% lower than in 2011.

Operating income was USD54.2 million in 2012, USD12.0 million higher when compared to operating income in 2011, mainly reflecting lower operating cost per ton partially offset by lower shipments.

EBITDA in 2012 was USD1.3 billion, or 14.9% of net sales, compared to USD1.6 million, or 18.1% of net sales, in 2011.

Net financial results were a USD117.3 million loss in 2012, compared to a USD300.4 million loss in 2011.

In 2012, Ternium’s net interest results totaled a USD125.2 million loss, a USD64.5 million higher loss than in 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD11.4 million in 2012 compared to a USD236.1 million loss in 2011.  The 2011 loss was primarily due to the impact of the Mexican Peso’s 13.1% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in 2012 was an USD11.0 million gain, compared with an USD8.0 million gain in 2011.  These results were mainly related to certain derivative instruments entered into by Ternium to cover currency and interest rate exposure in its subsidiaries and to results from the fair value of financial investments.

Equity in results of non-consolidated companies was a loss of USD346.8 million in 2012, compared to a gain of USD10.1 million in 2011.  Equity in results of non-consolidated companies in 2012 included a USD363.9 million loss related to Ternium’s acquisition of an equity stake in Usiminas, which is accounted for under the equity method, and a USD14.1 million gain related to the company’s participation in Peña Colorada.

Income tax expense in 2012 was USD264.6 million, compared with an income tax expense of USD311.7 million in 2011.

Net income attributable to non-controlling interest in 2012 was USD47.9 million, compared to USD136.4 million in 2011, mainly due to a lower result attributable to non-controlling interest in Siderar partially offset by a higher result attributable to non-controlling interest in Ternium México.

Cash Flow and Liquidity

Net cash provided by operating activities in 2012 was USD1.1 billion. Working capital decreased USD23.5 million in 2012 as a result of an aggregate USD51.4 million net increase in accounts payable and other liabilities, and a USD20.2 million decrease in inventories, partially offset by an aggregate USD48.1 million net increase in trade and other receivables. Inventories decreased in 2012 mainly reflecting lower costs, partially offset by higher volumes, of purchased steel and raw materials.

Capital expenditures in 2012 were USD1.0 billion. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products, the revamping of a pickling line and the development of mining activities, and, in Argentina, the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements of the hot strip mill. In addition, the company completed during the period the revamping and expansion of two galvanizing units, one in Argentina and one in Guatemala.

In 2012, Ternium had a free cash flow of USD32.5 million8.  In addition, the company received a USD136.7 million final payment in connection with the agreed-upon compensation for the May 2009 transfer of its interest in Sidor. Ternium acquired, during the first quarter 2012, an equity stake in Usiminas’ control group for USD2.2 billion. The company’s net proceeds from borrowings in 2012 were USD469.7 million, mainly due to a USD700.0 million syndicated term loan obtained to finance Ternium’s acquisition of a stake in Usiminas and net proceeds of short-term debt, partially offset by the scheduled repayments of Ternium México’s outstanding debt.  In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD15.9 million.  As of December 31, 2012, Ternium’s net debt position was USD1.79 billion.

8 Free cash flow in 2012 equals net cash provided by operating activities of USD1.1 billion less capital expenditures of USD1,0 billion.

9 Net debt position at December 31, 2012 equals borrowings of USD2.4 billion less cash and equivalents plus other investments of USD0.7 billion.

Net cash provided by operating activities in the fourth quarter 2012 was USD276.5 million.  Working capital decreased USD103.7 million in the fourth quarter 2012 as a result of a USD58.7 million decrease in inventories, an aggregate USD29.7 million net decrease in trade and other receivables, and an aggregate USD15.3 million net increase in accounts payable and other liabilities. Inventories decreased in the fourth quarter 2012 mainly reflecting lower prices of purchased steel and lower prices and volumes of raw materials, partially offset by higher volumes of purchased steel. Capital expenditures in the fourth quarter 2012 were USD312.4 million.  Ternium had negative free cash flow of USD35.9 million10 in the quarter.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

10 Free cash flow in the fourth quarter 2012 equals net cash provided by operating activities of USD276.5 million less capital expenditures of USD312.4 million.

Consolidated income statement

USD million	4Q 2012	4Q 2011	2012	2011
Net sales	2,071.0	2,200.6	8,608.1	9,122.8
Cost of sales	(1,731.6)	(1,732.5)	(6,871.1)	(7,020.1)
Gross profit	339.3	468.1	1,737.0	2,102.7
Selling, general and administrative expenses	(197.0)	(196.0)	(809.2)	(839.4)
Other operating income (expenses), net	(19.7)	(0.5)	(11.9)	(11.5)
Operating income	122.7	271.5	915.9	1,251.8

Interest expense	(31.9)	(32.0)	(144.4)	(100.7)
Interest income	4.3	6.1	19.2	40.0
Other financial (expenses) income, net	(1.1)	(42.4)	7.9	(239.7)
Equity in (losses) earnings of non-consolidated companies	(337.5)	2.6	(346.8)	10.1
(Loss) Income before income tax expense	(243.6)	205.9	451.7	961.6
Income tax expense	(31.4)	(69.4)	(264.6)	(311.7)
(Loss) Profit for the period	(275.0)	136.4	187.2	649.9

Attributable to:
Equity holders of the Company	(253.8)	104.7	139.2	513.5
Non-controlling interest	(21.2)	31.7	47.9	136.4
(Loss) Profit for the period	(275.0)	136.4	187.2	649.9

Consolidated balance sheet

USD million	December 31, 2012	December 31, 2011

Property, plant and equipment, net	4,438.1	3,969.2
Intangible assets, net	965.2	977.7
Investments in non-consolidated companies	1,710.5	94.9
Other investments	7.1	14.1
Deferred tax assets	12.5	8.1
Receivables, net	72.8	124.2
Trade receivables, net	5.0	7.5
Total non-current assets	7,211.4	5,195.7

Receivables	187.2	91.5
Derivative financial instruments	0.1	0.1
Inventories, net	2,000.1	2,123.5
Trade receivables, net	735.1	745.9
Sidor financial asset	-	136.3
Other investments	160.8	281.7
Cash and cash equivalents	560.3	2,158.0
Total current assets	3,643.6	5,537.0

Non-current assets classified as held for sale	12.0	10.4

Total assets	10,867.0	10,743.1

Capital and reserves attributable to the company's equity holders	5,420.9	5,756.4
Non-controlling interest	1,074.8	1,084.8

Total Equity	6,495.7	6,841.2

Provisions	17.5	15.3
Deferred income tax	682.1	740.6
Other liabilities	225.0	197.0
Trade payables	18.3	21.1
Derivative financial instruments	0.3	-
Borrowings	1,302.8	948.5
Total non-current liabilities	2,245.9	1,922.5

Current tax liabilities	153.1	106.6
Other liabilities	88.5	112.9
Trade payables	762.2	682.3
Derivative financial instruments	-	29.9
Borrowings	1,121.6	1,047.6
Total current liabilities	2,125.4	1,979.4

Total liabilities	4,371.3	3,901.9

Total equity and liabilities	10,867.0	10,743.1

Consolidated cash flow statement

USD million	4Q 2012	4Q 2011	2012	2011

(Loss) Profit for the period	(275.0)	136.4	187.2	649.9

Depreciation and amortization	104.2	93.7	370.9	396.0
Equity in losses (earnings) of non-consolidated companies	337.5	(2.6)	346.8	(10.1)
Changes in provisions	1.1	1.9	5.8	29.9
Net foreign exchange results and others	15.9	21.9	75.8	173.2
Interest accruals less payments	13.9	24.9	0.8	43.0
Income tax accruals less payments	(24.8)	(10.1)	44.4	(260.3)
Changes in working capital	103.7	174.2	23.5	(399.3)

Net cash provided by operating activities	276.5	440.2	1,055.1	622.4

Capital expenditures	(312.4)	(150.6)	(1,022.6)	(577.0)
Proceeds from the sale of property, plant & equipment	0.7	0.3	2.1	1.7
Acquisition of business
Purchase consideration	-	-	(2,243.6)	-
Dividends received from non-consolidated companies	-	-	4.7	-
Decrease in Other Investments	1.4	395.2	127.9	588.2
Proceeds from Sidor financial asset	136.7	-	136.7	133.1

Net cash (used in) provided by investing activities	(173.6)	244.9	(2,994.7)	146.0

Dividends paid in cash to company's shareholders	-	-	(147.2)	(147.2)
Dividends paid in cash by subsidiary companies	-	-	(15.9)	(140.6)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	41.7	39.2
Repurchase of treasury shares	-	-	-	(150.0)
Proceeds from borrowings	246.4	54.0	1,284.7	666.2
Repayments of borrowings	(115.1)	(60.1)	(815.0)	(632.1)

Net cash provided by (used in) financing activities	131.3	(6.1)	348.2	(364.6)

Increase (Decrease) in cash and cash equivalents	234.2	679.0	(1,591.5)	403.8

Shipments
Thousand tons	4Q 2012	4Q 2011	3Q 2012	2012	2011

Mexico	1,219.7	1,182.2	1,276.0	4,952.4	4,683.2
Southern Region	597.7	676.3	625.9	2,444.5	2,635.3
Other Markets	350.8	295.4	362.6	1,371.2	1,505.0
Total steel segment	2,168.2	2,153.9	2,264.5	8,768.2	8,823.6

Mexico	432.2	366.2	451.2	1,798.0	1,734.6
Other Markets	64.6	100.2	-	64.6	315.9
Total mining segment	496.8	466.4	451.2	1,862.6	2,050.5

Revenue / ton
USD/ton	4Q 2012	4Q 2011	3Q 2012	2012	2011

Mexico	854	913	887	900	961
Southern Region	1,157	1,131	1,122	1,120	1,124
Other Markets	923	1,080	980	1,004	1,027
Total steel segment	948	1,005	967	978	1,021

Mexico	93	95	119	102	94
Other Markets	103	150	-	105	157
Total mining segment	95	107	119	102	104

Net Sales
USD million	4Q 2012	4Q 2011	3Q 2012	2012	2011

Mexico	1,041.1	1,079.3	1,132.0	4,457.3	4,501.8
Southern Region	691.5	765.2	702.4	2,737.4	2,962.3
Other Markets	323.8	319.1	355.5	1,377.2	1,545.8
Total steel products	2,056.4	2,163.6	2,189.9	8,572.0	9,009.9
Other products (1)	7.9	7.7	8.1	29.1	49.0
Total steel segment	2,064.3	2,171.4	2,198.0	8,601.1	9,058.9

Mexico	40.4	34.9	53.8	183.9	163.5
Other Markets	6.7	15.0	-	6.8	49.7
Total mining segment	47.1	49.9	53.8	190.7	213.2

Total steel and mining segments	2,111.3	2,221.3	2,251.7	8,791.8	9,272.2
Intersegment eliminations	-40.4	-20.7	-53.8	-183.8	-149.3

Total net sales	2,071.0	2,200.6	2,198.0	8,608.1	9,122.8
(1) Primarily includes pig iron and pre-engineered metal buildings.